UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004.

AMERICAN NEVADA GOLD CORP.

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes    X      No ____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Nevada Gold Corp.

(Registrant)

“Peeyush K. Varshney”

Date: March 18, 2004

     __________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

AMERICAN NEVADA GOLD CORP.

FOR IMMEDIATE RELEASE	Thursday, March 11, 2003 (No.2004-03-01)
Contact: Investor Relations Phone (604) 684-2114 info@varshneycapital.com

AMERICAN NEVADA REPORTS POSITIVE EXPLORATION DRILL RESULTS AT THE GOLD BAR PROPERTY IN NEVADA

Vancouver, BC – March 11, 2004 - AMERICAN NEVADA GOLD CORP. (the “Company”) (TSX.V: AGN) reports positive exploration results from its deep drilling program at its 5-per-cent-owned Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada. The property is held pursuant to a joint venture agreement with American Bonanza Gold Mining Corp. (“Bonanza”), which is the operator of the joint venture. The joint venture is exploring for a high grade deep Carlin-type gold deposit.  This type of gold deposit can contain substantial tonnages of high grade gold and can have very significant economic impact.

Drill hole BZGB-01 was drilled beneath the Gold Bar Open Pit which was mined by Atlas Corporation and its subsidiaries beginning in 1987 and continuing until the mine closed in 1994.  Atlas produced a total of 7,514,600 tons grading 0.074 opt gold, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Drill hole BZGB-01 was collared in the southern portion of the Gold Bar Open Pit, and was drilled with the following objectives:  to identify the depth to the Roberts Mountains Formation (the most favourable host rock for Carlin type gold deposits), to identify evidence of hydrothermal alteration in the Roberts Mountains Formation, and finally to locate gold mineralization within the Robert’s Mountains Formation. The Company is pleased to report that all of these objectives have been achieved by the drilling program.

Drill hole BZGB-01 was re-entered in December 2003 with a core drill rig after drilling difficulties caused a delay (as previously announced on August 27, 2003 and described below).  The Roberts Mountains Formation was encountered in the core at a depth of 1,561 metres and a 132 metre interval of the favourable host rock was drilled before the hole was terminated at a total depth of 1,694 metres.  Substantial hydrothermal alteration in the form of jasperoid development, silicification, mobilised carbon and decalcification was noted in the Roberts Mountains Formation.

At the bottom of the hole, the following coincident geochemical anomalies were encountered: 47 metres grading 21 ppb gold, 37 metres grading 0.6 g/t silver, 44 metres grading 16 ppm arsenic, 43 metres grading 826 ppb mercury, 44 metres grading 84 ppm copper, and 44 metres grading 106 ppm zinc.  This coincident gold, silver and indicator element anomaly is contained in carbonaceous, decalcified and silicified limestone of the Roberts Mountains Formation.

Over the entire length of drill hole BZGB-01, numerous zones of geochemically anomalous gold and indicator elements were identified throughout the length of the drill hole.  Over the entire length of the drill hole, a total of 50% of its length is anomalous with respect to gold, averaging 18 ppb gold; 23% is

Suite #1304 – 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com                                              Website: www.americannevadagold.com

anomalous with respect to arsenic, averaging 53 ppm; and 18% is anomalous with respect to antimony, averaging 6 ppm.

The Company has been advised by Brian Kirwin, President of Bonanza, that, “This is a very positive exploration result.  This drill hole demonstrates that we have the Roberts Mountains Formation present near the feeder structures, and this favourable limestone has been hydrothermally altered and is geochemically anomalous with respect to gold and indicator elements.  The exploration implication is that the drill hole may be near a deep Carlin type gold deposit.”  It is anticipated that the joint venture will follow this result up with additional drilling to test below this zone and nearby for higher gold grades.

Previously Announced Upper Portions of the Drill Hole

As previously announced (Company News Release dated August 27, 2003) drill hole BZGB-01 was drilled to a depth of 4,200 feet by reverse circulation drilling and returned geochemically anomalous gold, silver and arsenic mineralization over much of that length.  A total of 2,020 feet throughout this portion of the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout this portion of the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of this portion of the hole (44%).  A total of 660 feet throughout this portion of the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralising hydrothermal fluids out from the target feeder fault system.

At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and will be re-entered with a core drilling rig and drilled to the targeted Roberts Mountains Formation.

Important Information

Drilling services were provided by Lang Exploratory Drilling/Boart Longyear of Elko, Nevada.  The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.  A downhole surveying contractor under direct supervision of Bonanza personnel preformed downhole surveys.  Thicknesses presented are near true thicknesses.

The samples were bagged, labeled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays.  Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance.  Samples were collected on 5 foot (1.5m) or 10 foot (3m) intervals, depending on rock type.

The samples were picked up from the drill site by American Assay Laboratories (AAL) in Sparks, Nevada.  AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Drill cuttings were dried, crushed to –10 mesh, split to 1,000 grams, pulverized to –150 mesh, split to 250 - 300 gram pulps, fire assayed for gold and silver using one assay ton fire assay with gravimetric finish.  Drill rig duplicates, standards, and blanks were submitted to other labs for verification.  A total of 714 drill samples were sent for fire assay, and an additional 35 duplicate, standard and blank assays were

Suite #1304 – 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@varshneycapital.com                                               Website: www.americannevadagold.com